February 12, 2009

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Michael F. Johnson, Staff Attorney
                   Division of Corporation Finance

Re: Adaptec, Inc.
      Form 10-K/A for Fiscal Year Ended March 31, 2008
        Filed June 13, 2008
       Form 10-Q for Fiscal Quarter Ended September 26, 2008
        Filed November 3, 2008
      File No. 000-15071

Dear Mr. Johnson:

On behalf of Adaptec, Inc. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated January 30, 2009 with respect to the Company's Form 10-K/A for its fiscal year ended March 31, 2008 (the "Form 10-K/A") and Form 10-Q for its fiscal quarter ended September 26, 2008 (the "Form 10-Q"). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 10-K/A for Fiscal Year Ended March 31, 2008

Explanatory Note, page 2
  You state that you are filing this amendment "solely due to a technical administrative error that resulted in the incorrect files, including the actual Form 10-K and attachments thereto, being submitted for filing." Please supplementally clarify for us the purpose of filing the Form 10-K/A.

  The Company supplementally advises the Staff that it files its SEC documents in-house. At the time of submitting the original Form 10-K for our fiscal year ended March 31, 2008, we failed to save the final versions of the documents and attachments to the submission template (.xfd file) prior to the actual filing through the EDGAR system. As a result, the files that were sent did not represent the final documents and attachments. This oversight was the only reason we needed to file a 10-K/A. We have since updated our process documentation to ensure that final documents and attachments are first saved within the submission template, prior to a filing being completed.

  Item 9A. Controls and Procedures

  Inherent Limitations on Effectiveness of Controls, page 44
  We note the statements in your form 10-K, as well as in your Forms 10-Q for the quarters ended June 30, 2008 and September 26, 2008 that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In your response letter, please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and CFO concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the periods covered by the above-referenced reports. In addition, ensure that future reports clarify whether your controls and procedures are designed to provide such reasonable assurance and whether your CEO and CFO have concluded that the controls and procedures are effective at that reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

  The Staff's comment is noted. The Company supplementally advises the Staff that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the CEO and CFO concluded that our disclosure controls and procedures were effective at that reasonable assurance level at March 31, 2008, which is our fiscal year end, and at June 30, 2008 and September 26, 2008.

  The Company also advises the Staff that, in light of this comment, it has revised the language related to control effectiveness in its most recent Form 10-Q for the period ended December 26, 2008, which was filed with the Commission on February 3, 2009. For the Staff's convenience, a copy of Part II, Item 4, as included in this Form 10-Q is attached as Attachment 1 to this letter. The Company advises the Staff that it will continue to utilize this language in future filings.

  Item 11. Executive Compensation

  Compensation Discussion and Analysis, page 48

  General

  Your compensation discussion and analysis should provide an expanded analysis of how you arrived at each particular level of compensation for 2008. For example, your disclosure does not clearly present how the Committee determined each actual bonus award paid to the named executive officers, and instead appears to present only general methodologies. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

  The Company believes that it understands the Staff's comment and agrees to expand its compensation discussion and analysis to more clearly explain how it arrived at each element of compensation, including the reasons for its determination that the amounts paid to each officer, were appropriate, in its next filing containing such information, whether it be the Form 10-K or the DEF-14A for the fiscal year ending March 31, 2009.

  Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations will respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

  The Company believes that it understands the Staff's comment. The Company supplementally advises the Staff that it has considered total compensation and each compensation element in determining the amounts paid to each executive officer and will expand its compensation discussion and analysis to more clearly explain how it arrived at the amounts of total compensation and each compensation element paid to each officer in its next filing containing such information, whether it be the Form 10-K or the DEF-14A for the fiscal year ending March 31, 2009.

  Please expand your discussion to provide additional analysis of the effect of individual performance on incentive compensation. We note that your disclosure suggests that it is a significant factor considered by the Committee. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See item 402(b)(2)(vii) of Regulation S-K.

  The Company believes that it understands the Staff's comment. The Company supplementally advises the Staff that it performs an analysis of individual performance to determine the amounts paid to each executive officer and will expand its compensation discussion and analysis to more clearly explain how it evaluated the performance of each executive officer and arrived at the amounts of incentive compensation paid to each officer in its next filing containing such information, whether it be the Form 10-K or the DEF-14A for the fiscal year ending March 31, 2009.

  The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Sundaresh's incentive awards granted in fiscal 2008 relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

  The Company believes that it understands the Staff's comment and agrees to expand its compensation discussion and analysis to more clearly explain material differences in compensation among executive officers, including why the compensation of the Company's Chief Executive Officer is materially different than the other executive officers in its next filing containing such information, whether it be the Form 10-K or the DEF-14A for the fiscal year ending March 31, 2009.

  Item 15. Exhibits and Financial Statement Schedules
  Your exhibit index indicates that you received an order granting confidential treatment for Exhibits 10.21 through 10.24. Please provide us with a copy of the order.

  The Company advises the Staff that neither it nor its outside legal counsel, Fenwick & West LLP, have been able to locate a copy of the order granting confidential treatment to Exhibits 10.21 through 10.24. The Company has committed to a more methodical process for ensuring that exhibits and orders for confidential treatment are properly retained in the future.  The Company respectfully requests that the Commission allows the Company to submit at this time an application requesting confidential treatment for the redacted portions of Exhibits 10.21, 10.23 and 10.24; a paper copy of such confidential treatment application is being submitted contemporaneously with this filing and under separate cover to The Secretary of the Commission.  The Company advises the Staff that this application requesting confidential treatment does not cover Exhibit 10.22 because the Company did not redact any language from this exhibit when it initially filed it with the Commission. The Company advises the Staff that it will revise the exhibit index in its next filing of the Form 10-K for the fiscal year ending March 31, 2009 regarding Exhibit 10.22 and remove any notations that signify confidential treatment has been sought.

  On page 54 you state that you have entered into employment agreements with each of your executive officers. We are unable to locate the employment agreement for Mr. Lowe. Please advise or file this agreement as an exhibit. Refer to Item 601(b)(10).

  The Company advises the Staff that the employment letter for Mr. Lowe was originally filed on September 27, 2005 as exhibit 10.03 to the Form 8-K. Mr. Lowe's employment agreement was subsequently modified on August 14, 2007. The Company disclosed the modification terms of Mr. Lowe's employment agreement under Item 5.02 to the Form 8-K, which was filed on August 20, 2007, regarding the language relating to the definition of "Change of Control" and a provision requiring the reimbursement of any legal expenses incurred by Mr. Lowe to enforce the terms of his employment agreement following a Change of Control. The revised employment letter for Mr. Lowe was subsequently filed on November 6, 2007 as exhibit 10.4 to the Form 10-Q for the period ended September 30, 2007. The Company refers the Staff to these Form 8-Ks and Form 10-Q. The Company also advises the Staff that it will reference Mr. Lowe's modified employment agreement in the exhibit index in its next filing of the Form 10-K for the fiscal year ending March 31, 2009.

  Exhibit 23.01, Consent of Independent Registered Accounting Firm, refers to the date of the accountants report as June 4, 2008 when, in fact, the date of the accountants report appears to be June 13, 2008. Please explain this apparent discrepancy.

  The Company supplementally advises the Staff that the date of the report, June 4, 2008, as stated in the filed consent is incorrect. The June 4, 2008 date reflects the Company's originally anticipated filing date. This date was inadvertently not corrected at the time of filing the Company's Form 10-K/A to reflect the actual report date of June 13, 2008. The Company has confirmed that the original, manually signed Report and Consent from its Independent Registered Accounting Firm are indeed dated June 13, 2008 and that the Consent correctly refers to the report dated June 13, 2008.

  Form 10-Q for the Fiscal Quarter Ended September 26, 2008
  We note that, as of September 26, 2008, marketable securities represented over one-half of your total assets. Given the magnitude of these investments and the current economic environment, we would expect robust disclosures regarding the nature of these investments, any related risks, and your investment strategy in your next periodic report. Please provide us with detailed descriptions of these investments as of September 26 and December 26, 2008, describe any recent analyses that were performed regarding other than temporary losses and classification (i.e, short-term or long-term), and tell us about your investment policies. In addition, provide us with a general description of the disclosures that you intend to include in your upcoming Form 10-Q regarding these matters.

The Company advises the Staff that it has reflected its response to the Staff's comment in the Form 10-Q for the period ended December 26, 2008, which was filed on February 3, 2009. For the Staff's convenience, a copy of this disclosure is included in Attachment 2 to this letter. The Company believes that this disclosure adequately responds to the comment regarding the Company's investments at December 26, 2008.

The Company supplementally advises the Staff that its portfolio of marketable securities, including restricted marketable securities, at September 26, 2008 was as follows:

                                                                    Gross        Gross      Estimated
                                                                 Unrealized   Unrealized      Fair
                                                       Cost         Gains       Losses        Value
                                                    -----------  -----------  -----------  -----------
                                                                     (in thousands)
Available-for-Sale Marketable Securities:
    Short-term deposits                            $    83,411  $        --  $        --  $    83,411
    Corporate obligations                               86,067           69       (4,558)      81,578
    United States government securities                100,080          297         (268)     100,109
    Other debt securities                              140,210          525         (225)     140,510
                                                    -----------  -----------  -----------  -----------
Total available-for-sale securities                    409,768          891       (5,051)     405,608
Less: amounts classified as cash equivalents            95,188           --          (10)      95,178
                                                    -----------  -----------  -----------  -----------
Total                                              $   314,580  $       891  $    (5,041) $   310,430
                                                    ===========  ===========  ===========  ===========

For comparative purposes, the Company's portfolio of marketable securities, including restricted marketable securities, at December 26, 2008 was as follows:

                                                                    Gross        Gross      Estimated
                                                                 Unrealized   Unrealized      Fair
                                                       Cost         Gains       Losses        Value
                                                    -----------  -----------  -----------  -----------
                                                                     (in thousands)
Available-for-Sale Marketable Securities:
    Short-term deposits                            $    43,966  $        --  $        --  $    43,966
    Corporate obligations                               96,363          368         (707)      96,024
    United States government securities                 86,405        2,357           --       88,762
    Other debt securities                               99,184          511         (722)      98,973
    Marketable equity securities                         2,510           --           --        2,510
                                                    -----------  -----------  -----------  -----------
Total available-for-sale securities                    328,428        3,236       (1,429)     330,235
Less: amounts classified as cash equivalents            46,653           10           --       46,663
Less: amounts classified in other long-term assets       2,510           --           --        2,510
                                                    -----------  -----------  -----------  -----------
Total                                              $   279,265  $     3,226  $    (1,429) $   281,062
                                                    ===========  ===========  ===========  ===========

As included in the Company's revised footnote disclosure, given the overall market conditions, the Company regularly reviews its investment portfolio to ensure adherence to its investment policy and to monitor individual investments for risk analysis and proper valuation. The Corporate Controller and Chief Financial Officer are in regular contact with the Company's outside money managers. Every investment that is in a loss position is monitored on a daily basis and weekly updates are provided. Since December 26, 2008, a number of these loss positions have recovered significantly.

* * *

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to contact the undersigned at (408) 957-7125 should you have any questions or comments.

Sincerely,

/s/ MARY L. DOTZ

Mary L. Dotz
Chief Financial Officer

cc: Subramanian Sundaresh (Adaptec, Inc.)
      John M. Westfield (Adaptec, Inc.)
      Daniel J. Winnike, Esq. (Fenwick & West LLP)
      Scott J. Leichtner, Esq. (Fenwick & West LLP)

Attachment 1
Adaptec, Inc.

Part II. Other Information
Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act)), as of the end of the period covered by this Quarterly Report on Form 10-Q. Based upon that evaluation, our CEO and our CFO have concluded that the design and operation of our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of these inherent limitations, no evaluation of our disclosure controls and procedures or our internal control over financial reporting will provide absolute assurance that misstatements due to error or fraud will not occur.

Attachment 2
Adaptec, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

6. Balance Sheet Details

Marketable Securities

The Company's portfolio of marketable securities, including restricted marketable securities, at December 26, 2008 was as follows:

                                                                    Gross        Gross      Estimated
                                                                 Unrealized   Unrealized      Fair
                                                       Cost         Gains       Losses        Value
                                                    -----------  -----------  -----------  -----------
                                                                     (in thousands)
Available-for-Sale Marketable Securities:
    Short-term deposits                            $    43,966  $        --  $        --  $    43,966
    Corporate obligations                               96,363          368         (707)      96,024
    United States government securities                 86,405        2,357           --       88,762
    Other debt securities                               99,184          511         (722)      98,973
    Marketable equity securities                         2,510           --           --        2,510
                                                    -----------  -----------  -----------  -----------
Total available-for-sale securities                    328,428        3,236       (1,429)     330,235
Less: amounts classified as cash equivalents            46,653           10           --       46,663
Less: amounts classified in other long-term assets       2,510           --           --        2,510
                                                    -----------  -----------  -----------  -----------
Total                                              $   279,265  $     3,226  $    (1,429) $   281,062
                                                    ===========  ===========  ===========  ===========

The Company's investment policy focuses on three objectives:  to preserve capital, to meet liquidity requirements and to maximize total return.  The Company's investment policy establishes minimum ratings for each classification of investment and investment concentration is limited in order to minimize risk, and the policy also limits the final maturity on any investment and the overall duration of the portfolio.  Given the overall market conditions, the Company regularly reviews its investment portfolio to ensure adherence to its investment policy and to monitor individual investments for risk analysis and proper valuation.

The Company has considered all available evidence and determined that the marketable securities in which unrealized losses were recorded in the first nine months of fiscal 2009 were not deemed to be other-than-temporary. The Company holds its marketable securities as available-for-sale and marks them to market. The Company expects to realize the full value of all its marketable securities upon maturity or sale, as the Company has the intent and believes it has the ability to hold the securities until the full value is realized. However, the Company cannot provide any assurance that its invested cash, cash equivalents and marketable securities will not be impacted by adverse conditions in the financial markets, which may require the Company to record an impairment charge that could adversely impact its financial results.

The Company's portfolio of marketable securities, including restricted marketable securities, at March 31, 2008 was as follows:

                                                                    Gross        Gross      Estimated
                                                                 Unrealized   Unrealized      Fair
                                                       Cost         Gains       Losses        Value
                                                    -----------  -----------  -----------  -----------
                                                                     (in thousands)
Available-for-Sale Marketable Securities:
    Short-term deposits                            $    60,979  $        --  $        --  $    60,979
    Corporate obligations                              110,543          720         (573)     110,690
    United States government securities                116,920        1,790           (5)     118,705
    Other debt securities                              156,746        1,886          (39)     158,593
                                                    -----------  -----------  -----------  -----------
Total available-for-sale securities                    445,188        4,396         (617)     448,967
Less: amounts classified as cash equivalents            60,992           --           --       60,992
                                                    -----------  -----------  -----------  -----------
Total                                              $   384,196  $     4,396  $      (617) $   387,975
                                                    ===========  ===========  ===========  ===========